Ad hoc announcement pursuant to Art. 53 LR FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis continues to grow with further core margin expansion and achieves important innovation milestones

Full year
•	Net sales grew +4% (cc1, -2% USD) with core operating income growing +8% (cc, 0% USD)
o	IM sales grew +4% (cc, -2% USD) and core operating income +8% (cc, 0% USD), with IM core margin reaching 36.9% (+130 bps cc)
o	Sandoz sales grew +4% (cc, -4% USD) with core operating income decreasing -1% (cc, -8% USD)
•
Operating income declined -13% (cc, -21% USD), mainly due to higher restructuring and impairments. Net income declined -67% (cc, -71% USD), or -9% (cc) excluding the impact of Roche income[2]. Free cash flow was USD 11.9 billion (-10% USD)

•	Core EPS was USD 6.12 +6% (cc, -3% USD); excluding Roche core income impact, core EPS grew +14% (cc)

Fourth quarter
•	Net sales grew +3% (cc, -4% USD) with core operating income growing +15% (cc, +6% USD), mainly driven by higher sales and productivity
o	Innovative Medicines (IM) sales grew +3% (cc, -3% USD), growth drivers include: Entresto (+44% cc), Kesimpta (+157% cc), Pluvicto (reaching USD 179 million) and Kisqali (+33% cc)
o	Sandoz sales were in line with the prior year (0% cc, -8% USD) with continued growth in biopharmaceuticals
•	Q4 selected innovation milestones:
o	Pluvicto Ph3 PSMAfore positive results in mCRPC; EC approval for progressive PSMA+ mCRPC
o	Iptacopan Ph3 APPLY-PNH demonstrated iptacopan superiority vs. anti-C5 in refractory PNH
o	Iptacopan Ph3 APPOINT-PNH met primary endpoint in complement inhibitor naive PNH patients

Share buyback, dividend and 2023 guidance
•	Previously announced up-to USD 15 billion share buyback ongoing; USD 4.9 billion still to be executed[3]
•	Dividend of CHF 3.20 per share, an increase of 3.2%, proposed for 2022
•
2023 guidance[4] – Group expected to grow sales low-to-mid single digit and core operating income mid single digit. IM expected to grow sales low-to-mid single digit and core operating income mid-to-high single digit

Basel, February 1, 2023 - commenting on 2022 results, Vas Narasimhan, CEO of Novartis, said: “Novartis is on track to become a pure-play innovative medicines company, uniquely positioned to leverage its global scale and R&D platforms. Our six multi-billion brands5 now represent 32% of our Innovative Medicines sales and are growing 26%. Pluvicto and Scemblix had very strong launch performances, and the Leqvio launch continues to progress. Pivotal Ph3 readouts for two iptacopan studies and Pluvicto in earlier lines of therapy provide strong confidence for near to mid-term growth. Looking ahead, we have a catalyst rich pipeline with 15 pivotal readouts in the mid-term. We expect to continue to deliver improved financials and strengthen Novartis ESG foundations, on our journey to become most trusted and valued medicines company in the world”.
Key figures1
	Q4 2022	Q4 2021	% change		FY 2022	FY 2021	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 690	13 229	-4	3	50 545	51 626	-2	4
Operating income	1 949	2 562	-24	-14	9 197	11 689	-21	-13
Net income	1 466	16 306	-91	-90	6 955	24 018	-71	-67
EPS (USD)	0.69	7.29	-91	-89	3.19	10.71	-70	-66
Free cash flow	3 552	3 027	17		11 945	13 282	-10
Core operating income	4 030	3 819	6	15	16 665	16 588	0	8
Core net income	3 251	3 135	4	14	13 352	14 094	-5	3
Core EPS (USD)	1.52	1.40	9	19	6.12	6.29	-3	6

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 50 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2 A table showing the Q4 2022 and FY 2022 key figures excluding Roche can be found on page 8 and a reconciliation of 2021 IFRS results and non-IFRS measures core results to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 58 of the Condensed Financial Report. 3 As per December 31, 2022. 4 Please see detailed guidance assumptions on page 6. 5 Potential USD sales.

Strategy Update
Our focus
During 2022, Novartis unveiled a new focused strategy with our transformation into a “pure-play” Innovative Medicines business. We have a clear focus on five core therapeutic areas (cardiovascular, immunology, neuroscience, solid tumors and hematology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.
Our priorities
1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Sandoz planned spin-off
The planned spin-off remains on track for H2 2023. Completion of the transaction is subject to certain conditions, including consultation with works councils and employee representatives (as required), general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval in line with Swiss corporate law. The transaction is expected to be tax neutral to Novartis.

Financials
Fourth quarter
Net sales were USD 12.7 billion (-4%, +3% cc) in the fourth quarter driven by volume growth of 10 percentage points, partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 4 percentage points.
Operating income was USD 1.9 billion (-24%, -14% cc), mainly due to higher restructuring costs (USD 0.6 billion), primarily related to the implementation of the previously announced streamlined organizational model.
Net income was USD 1.5 billion (-91%, -90% cc), impacted by Roche income in the prior year of USD 14.6 billion. Excluding the impact of Roche income, net income grew +2% (cc). EPS was USD 0.69 (-91%, -89% cc). Excluding the impact of Roche income, EPS grew +7% (cc).
Core operating income was USD 4.0 billion (+6%, +15% cc) driven by higher sales and productivity, including initial savings from the previously announced streamlined organizational model. Core operating income margin was 31.8% of net sales, increasing by 2.9 percentage points (+3.5 percentage points cc).
Core net income was USD 3.3 billion (+4%, +14% cc), mainly driven by growth in core operating income, partly offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +17% (cc). Core EPS was USD 1.52 (+9%, +19% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +23% (cc).
Free cash flow amounted to USD 3.6 billion (+17% USD), mainly driven by higher net cash flows from operating activities and lower purchases of intangible assets.

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Innovative Medicines net sales were USD 10.4 billion (-3%, +3% cc) with volume contributing 11 percentage points to growth, mainly driven by continued strong performance from Entresto, Kesimpta, Pluvicto and Kisqali. Generic competition had a negative impact of 5 percentage points, mainly due to Gilenya, Exjade and Afinitor. Pricing had a negative impact of 3 percentage points, including approximately 1 percentage point impact from a revenue deduction true-up for Cosentyx in the US, which was related to prior quarters in 2022. Sales growth for the quarter was also negatively impacted by the prior year reclassification of contract manufacturing from other revenues to sales. Excluding the contract manufacturing reclassification impact, sales would have grown +4% (cc). Sales in the US were USD 4.2 billion (+7%) and in the rest of the world USD 6.2 billion (-9%, +1% cc).
Sandoz net sales were USD 2.3 billion (-8%, 0% cc) with volume contributing 5 percentage points to growth. Pricing had a negative impact of 5 percentage points. Sales in Europe were USD 1.3 billion (-7%, +3% cc), in the US USD 429 million (-10%) and in the rest of the world USD 612 million (-8%, +1% cc). Sales were negatively impacted by a prior year biopharmaceuticals contract manufacturing revenue reclassification. Excluding this impact, overall Sandoz sales would have grown +1% (cc). Global sales of Biopharmaceuticals grew to USD 517 million (-7%, +3% cc), with growth in Europe, Canada and Latin America.
Full year
Net sales were USD 50.5 billion (-2%, +4% cc) in the full year, driven by volume growth of 11 percentage points, partly offset by price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 9.2 billion (-21%, -13% cc), mainly due to higher restructuring (USD 1.2 billion) primarily related to the implementation of the previously announced streamlined organizational model, higher impairments (USD 1.0 billion) and lower divestment gains (USD 0.6 billion).
Net income was USD 7.0 billion (-71%, -67% cc), impacted by Roche income in the prior year. Excluding the impact of Roche income, net income declined -9% (cc). EPS was USD 3.19 (-70%, -66% cc). Excluding the impact of Roche income, EPS declined -7% (cc).
Core operating income was USD 16.7 billion (0%, +8% cc) benefiting from higher sales, partly offset by higher R&D investments. Core operating income margin was 33.0% of net sales, increasing by 0.9 percentage points (+1.3 percentage points cc).
Core net income was USD 13.4 billion (-5%, +3% cc) as growth in core operating income was partly offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +11% (cc). Core EPS was USD 6.12 (-3%, +6% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +14% (cc).
Free cash flow amounted to USD 11.9 billion (-10% USD), mainly due to a decrease in net cash flows from operating activities and lower divestment proceeds, partly offset by lower purchases of property, plant and equipment.
Innovative Medicines net sales were USD 41.3 billion (-2%, +4% cc), with volume contributing 12 percentage points to growth. Sales growth was mainly driven by continued strong growth from Entresto, Kesimpta, Kisqali, Pluvicto and Cosentyx. Generic competition had a negative impact of 4 percentage points, mainly due to Gilenya, Afinitor/Votubia and Gleevec/Glivec. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 15.9 billion (+6%) and in the rest of the world USD 25.4 billion (-6%, +3% cc).
Sandoz net sales were USD 9.2 billion (-4%, +4% cc) with volume contributing 10 percentage points to growth. Pricing had a negative impact of 6 percentage points. Sales in Europe were USD 4.9 billion (-7%, +4% cc), in the US USD 1.8 billion (-4%) and in the rest of the world USD 2.6 billion (+2%, +9% cc). Global sales of Biopharmaceuticals grew to USD 2.1 billion (-1%, +9% cc) across all regions.
Q4 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q4 growth) including:

Entresto	(USD 1,291 million, +44% cc) sustained robust demand-led growth, with increased patient share across all geographies

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Kesimpta	(USD 369 million, 157% cc) driven by strong launch uptake, access and increased demand; approved in 80 countries
Pluvicto	(USD 179 million, nm cc) with strong US launch performance, more than 160 active centers
Kisqali	(USD 357 million, +33% cc) grew strongly across all geographies, based on increasing recognition of its overall survival and quality of life benefits in HR+/HER2- advanced breast cancer
Promacta/Revolade	(USD 540 million, +11% cc) showed growth across most regions, driven by increased use in chronic ITP and as first-line and/or second-line treatment for severe aplastic anemia
Scemblix
(USD 52 million, nm cc) continued its strong launch uptake demonstrating the high unmet need in CML, particularly patients previously treated with 2 or more tyrosine kinase inhibitors, or with the T315I mutation

Leqvio	(USD 42 million, nm cc) launch is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education
Ilaris	(USD 301 million, +14% cc) showed continued growth across all geographies
Tafinlar + Mekinist	(USD 465 million, +8% cc) sales grew across all geographies, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications
Jakavi	(USD 388 million, +8% cc) sales grew (cc) mainly in Europe, Emerging Growth Markets and Japan, driven by strong demand in both the myelofibrosis and polycythemia vera indications
Piqray	(USD 112 million, +30% cc) sales grew mainly in the US, benefiting from indication expansion into PIK3CA-related overgrowth spectrum (PROS)
Mayzent	(USD 99 million, +28% cc) continued to grow in patients with multiple sclerosis showing signs of progression despite being on other treatments
Lutathera	(USD 128 million, +15% cc) sales grew across all geographies, with approximately 500 centers actively treating patients globally
Cosentyx
(USD 1,080 million, -9% cc), with ex-US growing +5% (cc). US sales growth was impacted by a revenue deduction true-up for Cosentyx (mainly due to higher than expected Medicaid patient mix), which was related to prior quarters in 2022. For the full year, Cosentyx grew +5% (cc) worldwide

Sandoz Biopharmaceuticals	(USD 517 million, +3% cc) with growth in Europe, Canada and Latin America
Emerging Growth Markets*
Grew +5% (cc) overall. China declined (-2% cc) to USD 581 million, with sales impacted by COVID-19 related regional lockdowns. For the full year, China grew +6% (cc)
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

nm= not meaningful
Net sales of the top 20 Innovative Medicines products in 2022
	Q4 2022	% change		FY 2022	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx / excl. revenue deduction true-up*	1 080	-13 / -6*	-9 / -2*	4 788	1	5
Entresto	1 291	36	44	4 644	31	37
Promacta/Revolade	540	4	11	2 088	4	9
Gilenya	346	-47	-44	2 013	-28	-24
Tasigna	475	-6	0	1 923	-7	-1
Lucentis	398	-22	-12	1 874	-13	-4
Tafinlar + Mekinist	465	2	8	1 770	5	11
Jakavi	388	-5	8	1 561	-2	9

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Zolgensma	309	-10	-5	1 370	1	5
Xolair	323	-13	-3	1 365	-4	6
Sandostatin	305	-12	-8	1 238	-12	-10
Kisqali	357	25	33	1 231	31	38
Ilaris	301	6	14	1 133	7	15
Kesimpta	369	151	157	1 092	194	200
Galvus Group	209	-25	-16	859	-21	-12
Gleevec/Glivec	175	-25	-18	745	-27	-22
Exforge Group	159	-19	-12	743	-18	-12
Diovan Group	142	-25	-16	652	-16	-9
Kymriah	139	-3	5	536	-9	-2
Afinitor/Votubia	106	-39	-32	512	-45	-41
Top 20 products total	7 877	-4	2	32 137	-1	5
* Sales growth with/without true-up: US Cosentyx sales growth was impacted by a revenue deduction true-up (mainly due to higher than expected Medicaid patient mix), which was related to prior quarters in 2022
R&D update - key developments from the fourth quarter
New approvals
Pluvicto
EC approval for treatment of patients with progressive PSMA-positive metastatic castration-resistant prostate cancer (mCRPC) who have been treated with androgen-receptor pathway inhibition and taxane-based chemotherapy

Results from ongoing trials and other highlights
Pluvicto
Ph3 PSMAfore trial met its primary endpoint, demonstrating statistically significant and clinically meaningful improvement in radiographic PFS in patients with PSMA-positive mCRPC who have been treated with androgen-receptor pathway inhibition. No unexpected safety findings were observed. Detailed data to be presented at an upcoming medical meeting with submission to regulatory authorities for approval planned for 2023

Iptacopan
Ph3 APPLY-PNH study met both primary and most secondary endpoints demonstrating iptacopan’s superiority over anti-C5 treatment in adult PNH patients with residual anemia despite prior anti-C5 treatment. Iptacopan demonstrated an 80% difference to anti-C5 in the estimated proportion of patients achieving ≥2 g/dL Hb-level increases from baseline and a 67% difference to anti-C5 in the estimated proportion of patients achieving ≥12 g/dL Hb levels without the need for red blood cell transfusions. Iptacopan also provided blood-transfusion independence for almost all patients with no serious cases of breakthrough hemolysis and clinically meaningful patient-reported fatigue improvements. Data presented at ASH 2022

Ph3 APPOINT-PNH study (evaluating iptacopan in complement-inhibitor-naïve PNH patients) met its primary endpoint. With iptacopan, a significant proportion of patients achieved clinically meaningful Hb-level increases of ≥2 g/dL from baseline without the need for blood transfusions at 24 weeks. Detailed data to be presented at an upcoming medical meeting and included in iptacopan PNH global regulatory submissions planned in 2023

Kisqali
Ph2 RIGHT Choice trial demonstrated approximately one year PFS benefit of Kisqali plus ET over combination chemotherapy (24 months compared to 12.3 months; HR=0.54; p=.0007) in the 1L setting for pre- and perimenopausal patients with aggressive forms of HR+/HER2− mBC, including patients with visceral crisis. RIGHT Choice is the first randomized study comparing a CDK4/6i plus ET vs. combination CT in aggressive HR+/HER2− mBC. Data presented at SABCS 2022

Leqvio	New long-term data from the ORION-3 open-label study demonstrated effective and sustained reductions in LDL cholesterol over four years of treatment. At any

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time throughout the trial, approximately 80% of patients reached an LDL-C level of <70mg/dL. Data presented at AHA 2022
Ganaplacide/ lumefantrine-SDF combination	Novartis and Medicines for Malaria Venture announced that ganaplacide/ lumefantrine would advance to a Ph3 study in patients with acute uncomplicated malaria due to Plasmodium falciparum
Branaplam	Novartis ended the development of branaplam in Huntington’s Disease based on an overall assessment of potential benefit-risk from the Ph2b VIBRANT-HD study
Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In 2022, Novartis repurchased a total of 126.2 million shares for USD 10.8 billion on the SIX Swiss Exchange second trading line, including 115.3 million shares (USD 9.9 billion) under the up-to USD 15 billion share buyback announced in December 2021 and 10.9 million shares (USD 0.9 billion) to mitigate dilution related to participation plans of associates. In addition, 1.4 million shares (USD 0.1 billion) were repurchased from associates. In the same period, 12.3 million shares (for an equity value of USD 0.9 billion) were delivered as a result of option exercises and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 115.3 million versus December 31, 2021. These treasury share transactions resulted in a decrease in equity of USD 10.0 billion and a net cash outflow of USD 10.6 billion.

As of December 31, 2022, the net debt increased to USD 7.2 billion compared to USD 0.9 billion at December 31, 2021. The increase was mainly due to the USD 7.5 billion annual dividend payment and the net cash outflow for treasury share transactions of USD 10.6 billion, partially offset by USD 11.9 billion free cash flow during 2022.

As of Q4 2022, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
2023 outlook

Barring unforeseen events; growth vs prior year in cc
Innovative Medicines	Sales expected to grow low-to-mid single digit Core OpInc expected to grow mid-to-high single digit
Novartis ex. Sandoz (IM + Corporate)	Sales expected to grow low-to-mid single digit Core OpInc expected to grow mid-to-high single digit
Novartis incl. Sandoz (IM + Sandoz + Corporate)*	Sales expected to grow low-to-mid single digit Core OpInc expected to grow mid single digit
* Novartis Group guidance, assuming Sandoz would remain within the Group for the entire FY 2023

Barring unforeseen events; growth vs prior year in cc
Sandoz
Sales expected to grow low-to-mid single digit
Core OpInc expected to decline low double digit, reflecting required stand-up investments to transition Sandoz to a separate company and continued inflationary pressures

Our guidance assumes that we see a continuing return to normal global healthcare systems, including prescription dynamics, and that no Sandostatin LAR generics enter in the US in 2023. We continue to expect that the planned Sandoz spin-off is completed in H2 2023.

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Foreign exchange impact
If late-January exchange rates prevail for the remainder of 2023, the foreign exchange impact for the year would be zero to positive 1 percentage points on net sales and negative 1 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Annual General Meeting

Dividend proposal
The Novartis Board of Directors proposes a dividend payment of CHF 3.20 per share for 2022, up 3.2% from CHF 3.10 per share in the prior year, representing the 26th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the Annual General Meeting on March 7, 2023.

Reduction of share Capital
The Novartis Board of Directors proposes to cancel 126 243 500 shares (repurchased under the authorizations of March 2, 2021 and March 4, 2022) and to reduce the share capital accordingly by CHF 63.1 million, from CHF 1 201 860 626 to CHF 1 138 738 876.

Potential further share repurchases
As of December 31, 2022, the remaining available amount under the existing shareholder authorities granted at the 2021 and 2022 annual general meetings is CHF 8.3 billion. To allow for the full execution of the already announced share buyback of up to USD 15 billion and potential additional share buybacks, the Board of Directors proposes that shareholders, in addition to the remaining authorization of CHF 8.3 billion, authorize the Board of Directors to repurchase shares as deemed appropriate from time to time up to a maximum of CHF 10 billion between the 2023 Annual General Meeting and the 2026 Annual General Meeting.

Nomination for election to the Board of Directors
The Novartis Board of Directors announced today that it is nominating John D. Young for election to the Board. He retired from Pfizer in June 2022 where he held several senior positions over more than 30 years and served as a member of Pfizer’s Executive Leadership Team since 2012. John successfully led and developed multi-ten-billion dollar global businesses and brings a wealth of industry experience in leadership, strategy, business development and commercialization of innovative medicines to the Board of Directors. John D. Young currently serves on the Boards of Johnson Controls International, Haleon PLC, Arvinas Inc, and privately held biotech, Imbria Pharmaceuticals.

Re-elections of the Board Chair and the members of the Board of Directors

The Novartis Board of Directors proposes the re-election of Joerg Reinhardt (also as Board Chair), Nancy C. Andrews, Ton Buechner, Patrice Bula, Elizabeth Doherty, Bridgette Heller, Frans van Houten, Daniel Hochstrasser, Simon Moroney, Ana de Pro Gonzalo, Charles L. Sawyers, and William T. Winters as members of the Board of Directors.

Andreas von Planta has already announced that he will not stand for re-election. The Board of Directors and the Executive Committee of Novartis thank him for many years of distinguished services on the Board and his outstanding contributions to the company.

Re-elections and elections to the Compensation Committee

The Novartis Board of Directors proposes the re-election of Patrice Bula, Bridgette Heller, Simon Moroney, and William T. Winters as members of the Compensation Committee. The Board of Directors intends to designate Simon Moroney again as Chairman of the Compensation Committee.

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Key figures1

		Excluding Roche income			Reported
Group	Q4 2022	Q4 2021	% change		Q4 2021	% change
	USD m	USD m	USD	cc	USD m	USD	cc
Net sales	12 690	13 229	-4	3	13 229	-4	3
Operating income	1 949	2 562	-24	-14	2 562	-24	-14
As a % of sales	15.4	19.4			19.4
Core operating income	4 030	3 819	6	15	3 819	6	15
As a % of sales	31.8	28.9			28.9
Net income	1 466	1 671	-12	2	16 306	-91	-90
EPS (USD)	0.69	0.75	-8	7	7.29	-91	-89
Core net income	3 251	3 044	7	17	3 135	4	14
Core EPS (USD)	1.52	1.36	12	23	1.40	9	19
Cash flows from operating activities	4 111	3 884	6		3 884	6
Free cash flow	3 552	3 027	17		3 027	17

Innovative Medicines	Q4 2022	Q4 2021	% change
	USD m	USD m	USD	cc
Net sales	10 360	10 704	-3	3
Operating income	1 945	2 468	-21	-12
As a % of sales	18.8	23.1
Core operating income	3 768	3 596	5	14
As a % of sales	36.4	33.6

Sandoz	Q4 2022	Q4 2021	% change
	USD m	USD m	USD	cc
Net sales	2 330	2 525	-8	0
Operating income	273	386	-29	-20
As a % of sales	11.7	15.3
Core operating income	391	528	-26	-18
As a % of sales	16.8	20.9

Corporate	Q4 2022	Q4 2021	% change
	USD m	USD m	USD	cc
Operating loss	-269	-292	8	2
Core operating loss	-129	-305	58	57

		Excluding Roche income			Reported
Group	FY 2022	FY 2021	% change		FY 2021	% change
	USD m	USD m	USD	cc	USD m	USD	cc
Net sales	50 545	51 626	-2	4	51 626	-2	4
Operating income	9 197	11 689	-21	-13	11 689	-21	-13
As a % of sales	18.2	22.6			22.6
Core operating income	16 665	16 588	0	8	16 588	0	8
As a % of sales	33.0	32.1			32.1
Net income	6 955	8 661	-20	-9	24 018	-71	-67
EPS (USD)	3.19	3.86	-17	-7	10.71	-70	-66
Core net income	13 352	13 099	2	11	14 094	-5	3
Core EPS (USD)	6.12	5.84	5	14	6.29	-3	6
Cash flows from operating activities	14 236	14 549	-2		15 071	-6
Free cash flow	11 945	12 760	-6		13 282	-10

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Innovative Medicines	FY 2022	FY 2021	% change
	USD m	USD m	USD	cc
Net sales	41 296	41 995	-2	4
Operating income	8 786	10 688	-18	-9
As a % of sales	21.3	25.5
Core operating income	15 237	15 215	0	8
As a % of sales	36.9	36.2

Sandoz	FY 2022	FY 2021	% change
	USD m	USD m	USD	cc
Net sales	9 249	9 631	-4	4
Operating income	1 448	1 600	-10	-2
As a % of sales	15.7	16.6
Core operating income	1 903	2 064	-8	-1
As a % of sales	20.6	21.4

Corporate	FY 2022	FY 2021	% change
	USD m	USD m	USD	cc
Operating loss	-1 037	-599	-73	-84
Core operating loss	-475	-691	31	28

1Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 50 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/0651bdfc-55fc-4463-8b19-a498f6d67337/

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continued,” “growth,” “ongoing,” “to grow,” “on track,” “to become, “to leverage,” “growing,” “building,” “launch,” “looking ahead,” “expect,” “continue,” “to deliver,” “transformation,” “focus,” “address,” “growing,” “accelerate,” “continuing,” “remains,” “scaling,” “on track,” “expected,” “guidance,” “to be presented,” “outlook,” “driven,” “long-term,” “driven,” “innovation,” “transformative,” “priority,” “potential,” “can,” “submissions,” “will,” “proposes,” “proposal,” “to reduce,” “advance,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding the conclusion of the strategic review of Sandoz, our planned 100% spin-off of Sandoz, through which we plan to become a fully focused Innovative Medicines business. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the benefits and opportunities expected from our planned 100% spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. We deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. About 106,000 people of more than 140 nationalities work together to bring Novartis products to nearly 800 million people around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Novartis issued its 2022 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2022 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its Novartis in Society Integrated Report 2022 today, and it is available at www.novartis.com.

Important dates
March 7, 2023	Annual General Meeting
April 25, 2023	First quarter 2023 results
July 18, 2023	Second quarter & Half year 2023 results
October 24, 2023	Third quarter & Nine months 2023 results

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